October 16, 2006

ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE, SUITE 3800

MILWAUKEE, WISCONSIN 53202-5306

414.271.2400 TEL

414.297.4900 FAX

www.foley.com

WRITER’S DIRECT LINE

414.297.5596

pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER

083697-0160

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WPS Resources Corporation—
Amendment No. 1 to Registration Statement on Form S-4 (333-136911)

Ladies and Gentlemen:

On behalf of WPS Resources Corporation, a Wisconsin corporation (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended (the “Securities Act”), the above-referenced Amendment No. 1 to the Registration Statement, with exhibits, relating to the proposed issuance of up to 34,000,000 shares of the Common Stock, $1.00 par value, of the Company, with attached common stock purchase rights, in connection with the merger of Wedge Acquisition Corp, an Illinois corporation and a wholly-owned subsidiary of the Company, with and into Peoples Energy Corporation, an Illinois corporation (“Peoples Energy”).

The Company is filing Amendment No. 1 in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated September 15, 2006, with respect to the above-referenced Registration Statement on Form S-4. As requested by the Staff in the comment letter, a memorandum setting forth a response to the Staff’s comment was prepared and previously filed with the Staff.

Pursuant to Rule 14a-6(j) of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and General Instruction E of Form S-4 promulgated under the Securities Act, this filing shall also be deemed to constitute the filing of definitive proxy materials for purposes of Section 14(a) of the Exchange Act for the Company (File No. 001-11337) and Peoples Energy (File No. 001-05540).

This filing is being effected by direct transmission to the EDGAR System. We are providing you with marked copies of the amended joint proxy statement/prospectus under separate cover. Should any questions arise in connection with this filing, please contact the undersigned at (414) 297-5596 or Russell E. Ryba at (414) 297-5668.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosure

cc: Working Group

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.	MILW_2115971.1